EXHIBIT 23.1

Consent of Independent Auditors

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-59080, 33-65268, 33-96558 and 333-62739) of our report dated June 1, 2001, relating to the statement of net assets available for plan benefits of the Minerals Technologies Inc. Savings and Investment Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the years then ended and related schedules for the year ended December 31, 2000, which report appears in the December 31, 2000 Annual Report on Form 11-K of the Minerals Technologies Inc. Savings and Investment Plan.

                                                                                                                                                                  KPMG LLP

New York, New York
June 18, 2001